Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction
Hutchinson Technology Asia, Inc.	Minnesota
Hutchinson Technology Business Services Incorporated	Minnesota
Hutchinson Technology Computer Service (Dongguan) Co., Ltd.	People’s Republic of China
Hutchinson Technology France SAS	France
Hutchinson Technology Japan Ltd.	Japan
Hutchinson Technology Netherlands B.V.	Netherlands
Hutchinson Technology Netherlands C.V.	Netherlands
Hutchinson Technology Operations (Thailand) Co., Ltd.	Thailand
Hutchinson Technology Service (Wuxi) Co., Ltd.	People’s Republic of China
Hutchinson Technology (Thailand) Co., Ltd.	Thailand